UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934

                         Platinum Energy Resources, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)

                                    727659104
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                                 (CUSIP Number)

                                  Michael Owens
                            JD Capital Management LLC
                         Two Greenwich Plaza, 2nd Floor
                               Greenwich, CT 06830

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               David Lerner, Esq.
                               Morrison Cohen LLP
                                909 Third Avenue
                            New York, New York 10022

                                  June 16, 2009
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 727659104                    13D                     Page 2 of 5 Pages
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     1      NAMES OF REPORTING PERSONS

                       JD Capital Management LLC
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|

                                                                         (b) |X|
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     3      SEC USE ONLY


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     4      SOURCE OF FUNDS

                                       N/A
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                   |_|

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE
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      NUMBER OF                       7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                 -0-
      OWNED BY                        ------------------------------------------
        EACH                          8      SHARED VOTING POWER
      REPORTING
       PERSON                                    -0-
        WITH                          ------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                                 -0-
                                      ------------------------------------------
                                      10     SHARED DISPOSITIVE POWER

                                                 -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |_|

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       -0-
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    14      TYPE OF REPORTING PERSON*

                                       IA
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

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CUSIP No. 727659104                    13D                     Page 3 of 5 Pages
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     1      NAMES OF REPORTING PERSONS

            J. David Rogers
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) |_|

                                                                         (b) |X|
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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS

                                       -0-
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(D) OR 2(E)                                   |_|
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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                                  UNITED STATES
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      NUMBER OF                       7      SOLE VOTING POWER
       SHARES
    BENEFICIALLY                                 47,919
      OWNED BY                        ------------------------------------------
        EACH                          8      SHARED VOTING POWER
      REPORTING
       PERSON                                    -0-
        WITH                          ------------------------------------------
                                      9      SOLE DISPOSITIVE POWER

                                                 47,919
                                      ------------------------------------------
                                      10     SHARED DISPOSITIVE POWER

                                                 -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       -0-
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |_|
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                  Less than 5%
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    14      TYPE OF REPORTING PERSON*

                                       IN
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

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CUSIP No. 727659104                    13D                     Page 4 of 5 Pages
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Item 4. Purpose of Transaction.

      This Amendment No. 1 is being filed jointly by J.D. Capital Management LLC, a Delaware limited liability company ("J.D. Capital") and Mr. J. David Rogers ("Rogers") to report the disposal of all securities of Platinum Energy Resources, Inc. beneficially owned by Tempo Master Fund LP and Tempo Fund LLC (collectively "Tempo") of which J.D. Capital is the investment manager. Mr. Rogers is the managing member of J.D. Capital. Tempo disposed of all 5,356,200 shares of Common Stock on June 16, 2009, inclusive of exercisable warrants to purchase 3,694,200 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

      (a) Tempo does not beneficially own any shares of Common Stock. Mr. Rogers in his personal capacity owns 47,919 shares of Common Stock, which is less than 5% of all Common Stock outstanding.

      (b) Inapplicable.

      (c) Tempo sold 3,694,200 Common Stock purchase warrants at $.03 per warrant, and 1,892,400 shares of Common Stock, at $.50 per share, on June 16, 2009.

      (d) Inapplicable.

      (e) Inapplicable.

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CUSIP No. 727659104                    13D                     Page 5 of 5 Pages
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                                   SIGNATURES

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 18, 2009

                                                     JD CAPITAL MANAGEMENT, LLC.

                                                     By:   /s/ J. David Rogers
                                                           ---------------------
                                                     Name: J. David Rogers
                                                     Its:  Managing Member